                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133425108
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 133425108                SCHEDULE 13D                  Page 2 of 19
--------------------------------------------------------------------------------
    1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

           Stilwell Value Partners I, L.P.
------------------------------------------------------------------------------
    2      Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) /X/
           (b)
------------------------------------------------------------------------------
    3      SEC Use Only
------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)   WC, OO
------------------------------------------------------------------------------
    5      Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)       / /
------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:            Delaware
------------------------------------------------------------------------------
  Number of    |  7  |   Sole Voting Power:             0
   Shares      |     |
Beneficially   |     |
  Owned by     |  8  |   Shared Voting Power:           163,000
   Each        |     |
 Reporting     |  9  |   Sole Dispositive Power:        0
Person With    |     |
               |     |
               | 10  |   Shared Dispositive Power:      163,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person:
          163,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)   / /
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          8.5%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          PN
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                SCHEDULE 13D                  Page 3 of 19
--------------------------------------------------------------------------------
    1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

           Stilwell Associates, L.P.
------------------------------------------------------------------------------
    2      Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) /X/
           (b)
------------------------------------------------------------------------------
    3      SEC Use Only
------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)   WC, OO
------------------------------------------------------------------------------
    5      Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)       / /
------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:            Delaware
------------------------------------------------------------------------------
  Number of    |  7  |   Sole Voting Power:             0
   Shares      |     |
Beneficially   |     |
  Owned by     |  8  |   Shared Voting Power:           163,000
   Each        |     |
 Reporting     |  9  |   Sole Dispositive Power:        0
Person With    |     |
               |     |
               | 10  |   Shared Dispositive Power:      163,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person:
          163,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)   / /
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          8.5%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          PN
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                SCHEDULE 13D                  Page 4 of 19
--------------------------------------------------------------------------------
    1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

           The Margaret de Fleur Foundation, Inc.
------------------------------------------------------------------------------
    2      Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) /X/
           (b)
------------------------------------------------------------------------------
    3      SEC Use Only
------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)   OO
------------------------------------------------------------------------------
    5      Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)       / /
------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:            New York
------------------------------------------------------------------------------
  Number of    |  7  |   Sole Voting Power:             0
   Shares      |     |
Beneficially   |     |
  Owned by     |  8  |   Shared Voting Power:           163,000
   Each        |     |
 Reporting     |  9  |   Sole Dispositive Power:        0
Person With    |     |
               |     |
               | 10  |   Shared Dispositive Power:      163,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person:
          163,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)   / /
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          8.5%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          OO
------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
CUSIP No. 133425108                SCHEDULE 13D                  Page 5 of 19
--------------------------------------------------------------------------------
    1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

           Stilwell Value LLC
------------------------------------------------------------------------------
    2      Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) /X/
           (b)
------------------------------------------------------------------------------
    3      SEC Use Only
------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)   WC, OO
------------------------------------------------------------------------------
    5      Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)       / /
------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:            Delaware
------------------------------------------------------------------------------
  Number of    |  7  |   Sole Voting Power:             0
   Shares      |     |
Beneficially   |     |
  Owned by     |  8  |   Shared Voting Power:           163,000
   Each        |     |
 Reporting     |  9  |   Sole Dispositive Power:        0
Person With    |     |
               |     |
               | 10  |   Shared Dispositive Power:      163,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person:
          163,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)   / /
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          8.5%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          OO
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                SCHEDULE 13D                  Page 6 of 19
--------------------------------------------------------------------------------
    1 Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

           Joseph Stilwell
------------------------------------------------------------------------------
    2      Check the Appropriate Box If a Member of a Group (See Instructions)
           (a) /X/
           (b)
------------------------------------------------------------------------------
    3      SEC Use Only
------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)   PF, OO
------------------------------------------------------------------------------
    5      Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)       / /
------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:        United States
------------------------------------------------------------------------------
  Number of    |  7  |   Sole Voting Power:             0
   Shares      |     |
Beneficially   |     |
  Owned by     |  8  |   Shared Voting Power:           163,000
   Each        |     |
 Reporting     |  9  |   Sole Dispositive Power:        0
Person With    |     |
               |     |
               | 10  |   Shared Dispositive Power:      163,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person:
          163,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)   / /
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          8.5%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          IN
------------------------------------------------------------------------------

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CUSIP No. 133425108                SCHEDULE 13D                  Page 7 of 19
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This is Amendment No. 3 to the Schedule 13D previously filed on July 7, 2000 ("Original 13D") and to Amendment No. 1 to the Original 13D filed on July 11, 2000 ("Amendment No. 1 to the Original 13D") and to Amendment No. 2 to the Original 13D filed on August 21, 2000 ("Amendment No. 2 to the Original 13D"), by joint filers Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), The Margaret de Fleur Foundation, Inc., a not-for- profit corporation organized under the laws of the State of New York ("The Margaret de Fleur Foundation"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, general partner of Stilwell Associates and President and Member of the Board of Directors of The Margaret de Fleur Foundation. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates; and (iii) shares of Common Stock held in the name of The Margaret de Fleur Foundation, in Mr. Stilwell's capacity as President and Member of the Board of Directors of The Margaret de Fleur Foundation.

         The business address of The Margaret de Fleur Foundation is Post Office Box 1367, New York, New York 10011. The business address of the other Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I. The Margaret de Fleur Foundation is a charitable foundation.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent

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CUSIP No. 133425108                SCHEDULE 13D                  Page 8 of 19
--------------------------------------------------------------------------------

jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

        The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D filed on July 7, 2000 and in Amendment No. 2 to the Original 13D filed on August 21, 2000. Since August 21, 2000, the total additional funds expended by the members of the Group has been the sum of $427,812.50 to purchase a total of 24,000 shares of Common Stock held by: (a) Stilwell Value Partners I (3,000 additional shares costing $53,437.50); (b) The Margaret de Fleur Foundation (3,000 additional shares costing $53,625.00); and (c) Mr. Stilwell (18,000 shares costing $320,750.00). Such funds were provided, respectively, in part from Stilwell Value Partners I's available capital, The Margaret de Fleur Foundation's investable funds, and Mr. Stilwell's personal funds, and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business to Stilwell Value Partners I and Mr. Stilwell only.

Item 4.   Purpose of Transaction

         As previously reported in the Group's Original 13D, in its Amendment No. 1 to the Original 13D, and in its Amendment No. 2 to the Original 13D, the purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group previously reported that it expects to actively assert shareholder rights, in the manner described therein, with the intent to influence the policies of the Issuer. The Group also previously reported that it intends to communicate and discuss its views with other shareholders of the Issuer and to engage in discussions with the Issuer's management and Board of Directors to try to maximize short and long-term value of the Issuer's assets which the Group does not believe is adequately reflected in the current market price of the Issuer's Common Stock. In its Amendment No. 2 to the Original 13D, the Group reported that it intends to nominate alternate candidates to the Issuer's Board of Directors and to solicit proxies from other shareholders of the Issuer for this purpose.

         On September 6, 2000, the Group filed with the SEC a Schedule 14A, containing soliciting material under SEC Rule 14a-12. This filing attached a letter that the Group sent to other shareholders of the Issuer. A copy of this letter is being filed herewith as Exhibit 4. In this letter the Group expressed its opinions concerning the Issuer's poor performance and the inability of present management to realize its goals. The Group questioned and criticized:
(a) management's failure to achieve its stated goals of double digit Return on Equity ("ROE"); (b) management's decision to spend approximately $5,000,000 to build a lavish headquarters for less than 60 employees; and (c) management's failure to explain its refusal to repurchase shares of Common Stock which would

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CUSIP No. 133425108                SCHEDULE 13D                  Page 9 of 19
--------------------------------------------------------------------------------

have had the effect of increasing the book value of the shares of Common Stock as well as the Issuer's ROE. On September 7, 2000, the Group ran a full-page advertisement in the Cameron Citizen-Observer which reprinted the aforementioned letter.

         On September 15, 2000, Joseph Stilwell contacted David Just, the Issuer's retiring President and a member of its Board of Directors, and requested a meeting to be held in Missouri on September 20, 2000. Mr. Just scheduled the meeting with Mr. Stilwell. However, two days before the meeting was to be held, Mr. Just contacted Mr. Stilwell to cancel the meeting and gave no adequate explanation. On September 19, 2000, Mr. Stilwell wrote to Jon Crouch, Chairman of the Issuer's Board, and expressed his dismay with the cancellation of the meeting. In this letter, Mr. Stilwell also requested that the Issuer provide him with copies of the Issuer's written business plans concerning its ROE plans. Mr. Stilwell noted in this letter that the Issuer's Board of Directors has the responsibility, as specified in the Directors Responsibilities Guide published by the U.S. Treasury Department's Office of Thrift Supervision, October 1999, to prepare and monitor written business plans for the organization. A copy of this letter is being filed herewith as Exhibit
5. To date, the Issuer has not responded to this request and has not provided copies of any business plans to Mr. Stilwell.

         In view of the Issuer's management's historic inability to achieve value for its shareholders, the Group now believes that a sale of the Issuer is the best alternative for shareholders to realize the value of the Issuer's assets. Management's cancellation of the meeting with members of the Group to discuss this situation exemplifies management's unwillingness to address this problem. Members of the Group believe that the Issuer should retain an investment banker for the purpose of assisting with a sale.

        As previously reported the Group expects to continue to actively assert its rights as a shareholder, and, as previously reported, the Group may, among other things: (a) further communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; and (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer). In addition, the Group now reports that it may also communicate with banks and other financial institutions concerning the sale of Issuer to another bank or institution. In addition the Group may contact investment bankers concerning the sale of Issuer to another bank or institution.

        Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,649, reported as the number of outstanding shares as of August 7, 2000, on a Form 10-Q dated August 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

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CUSIP No. 133425108                SCHEDULE 13D                  Page 10 of 19
--------------------------------------------------------------------------------

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 163,000
          Percentage: 8.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 163,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 163,000

     (c) Since the filing of Amendment No. 2 to the Original 13D, Stilwell Value Partners I purchased 3,000 shares of Common Stock, paying $17.8125 per share, for a total of $53,437.50, on September 1, 2000.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)      Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 163,000
         Percentage: 8.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 163,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 163,000

     (c) Stilwell Associates has made no purchases of Common Stock since the filing of Amendment No. 2 to the Original 13D.

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      The Margaret de Fleur Foundation

        (a) Aggregate number of shares beneficially owned: 163,000
            Percentage: 8.5%

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CUSIP No. 133425108                SCHEDULE 13D                  Page 11 of 19
--------------------------------------------------------------------------------


     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 163,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 163,000

     (c) Since the filing of Amendment No. 2 to the Original 13D, The Margaret de Fleur Foundation purchased 3,000 shares of Common Stock, paying $17.875 per share, for a total of $53,625.00, on September 21, 2000.

     (d) Because he is the President and Member of the Board of Directors of The Margaret de Fleur Foundation, Mr. Stilwell has the power to direct the affairs of The Margaret de Fleur Foundation, including the voting and disposition of shares of Common Stock held in the name of The Margaret de Fleur Foundation. Therefore, Mr. Stilwell may be deemed to share voting and disposition power with The Margaret de Fleur Foundation with regard to those shares of Common Stock.

(D)      Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 163,000
         Percentage: 8.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 163,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 163,000

     (c) Stilwell Value LLC has made no purchases of Common Stock since the filing of Amendment No. 2 to the Original 13D.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E)  Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 163,000
          Percentage: 8.5%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 163,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 163,000

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CUSIP No. 133425108                SCHEDULE 13D                  Page 12 of 19
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     (c) The chart below sets forth all purchases of Common Stock which Joseph
Stilwell has made since the filing of Amendment No. 2 to the Original 13D. These additional 18,000 shares of Common Stock were purchased at total cost of $320,750.00.

     -------------------------------------------------------------------------
         Date    Number of Shares     Price Per Share ($)        Total Cost ($)
     -------------------------------------------------------------------------
      8/31/00              5,000                 17.8125            89,062.50
     -------------------------------------------------------------------------
      9/21/00              2,000                  17.875            35,750.00
     -------------------------------------------------------------------------
      9/25/00              5,000                 17.8125            89,062.50
     -------------------------------------------------------------------------
      10/3/00              6,000                 17.8125           106,875.00
     -------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

     Exhibit No.      Description
        --            -----------
        1             Joint Filing Agreement*
        2             Letter dated July 10, 2000 from Stilwell Associates to
                      the Issuer**
        3             Letter dated August 21, 2000 from Stilwell Value
                      Partners I, L.P. to the Issuer***
        4             Letter dated September 7, 2000 from the Group to
                      Shareholders of the Issuer
        5             Letter dated September 19, 2000 from Stilwell
                      Associates, L.P to the Issuer

         *   Previously filed as part of the Original 13D.
        **   Previously filed as part of Amendment No. 1 to the Original 13D.
       ***   Previously filed as part of Amendment No. 2 to the Original 13D.

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CUSIP No. 133425108                SCHEDULE 13D                  Page 13 of 19
--------------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 4, 2000

                                           STILWELL VALUE PARTNERS I, L.P.

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           By: STILWELL VALUE LLC
                                               General Partner

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           By: Joseph Stilwell
                                               Managing and Sole Member

                                           STILWELL ASSOCIATES, L.P.

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           By: Joseph Stilwell
                                               General Partner

                                           THE MARGARET DE FLEUR
                                             FOUNDATION, INC.

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           By: Joseph Stilwell
                                               President

                                           STILWELL VALUE LLC

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           By: Joseph Stilwell
                                               Managing and Sole Member

                                           JOSEPH STILWELL

                                           /s/ Joseph Stilwell
                                           --------------------------------
                                           Joseph Stilwell